NYSE
AN ICE EXCHANGE

September 16, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the Yorkville America 2X Long MANGOS Plus Daily Target ETF, a series of Yorkville America Investment Trust, under the Exchange Act of 1934.

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com